BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months and year ended December 31, 2010
Dated March 7, 2011

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months and year ended December 31, 2010. This information is provided as of March 7, 2011. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The fourth quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Company’s audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2009. These documents and additional information about Baytex are available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per common share or per trust unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

CORPORATE CONVERSION

At year-end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Corporate Conversion").  Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements reflect the financial position, results of operations, and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

Despite the change in legal structure from a trust to a dividend paying corporation, the Company’s business objectives and strategies remain unchanged and all officers and directors remain the same. Baytex's business objectives are directed towards growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its Shareholders and creating long-term value for its Shareholders. This will be maintained by investing capital to enhance the value of Baytex's assets, operating Baytex's producing oil and gas properties in a low cost manner to maximize the recovery of reserves, and paying monthly dividends to Shareholders.

Baytex will continue to direct its efforts to increase the value of its assets through development drilling and associated development activities and enhanced oil recovery activities as well as by the periodic acquisition of undeveloped and producing oil and gas properties. Baytex will also seek to acquire oil and natural gas producing properties and primarily participate in development activities that are generally considered to be of a low risk nature in the oil and gas industry. Also, a minor percentage of each year's capital budget will be devoted to moderate risk development and lower risk exploration opportunities on its properties.

The Common Shares of Baytex trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the “NYSE”) under the trading symbol BTE. Beginning with the January 31, 2011 record date, shareholders of Baytex will receive payments in the form of dividends. Prior to the Corporate Conversion on December 31, 2010, distributions were paid to unitholders.

NON-GAAP FINANCIAL MEASURES

Baytex evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“Canadian GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Company’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. The most directly comparable measures calculated in accordance with Canadian GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions or Dividends”.

Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures and long-term bank loan.

Operating netback is a non-GAAP measure commonly used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

OUTLOOK – ECONOMIC ENVIRONMENT

In the fourth quarter of 2010, the energy and commodity markets continued to improve. The spot price for West Texas Intermediate (“WTI”) at December 31, 2010 was US$91.38/bbl, up from US$79.97/bbl at September 30, 2010, showing continued strength in crude oil prices in the commodity marketplace. Going forward, Baytex continues to be focused on the following objectives: preserving balance sheet strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a sustainable dividend to its shareholders.

RESULTS OF OPERATIONS

Production

	Three Months Ended December 31			Years Ended December 31
Daily Production	2010	2009	Change	2010	2009	Change
Light oil and NGL (bbl/d)	6,457	6,541	(1%)	6,539	6,937	(6%)
Heavy oil (bbl/d) (1)	29,808	26,423	13%	28,585	24,678	16%
Natural gas (mmcf/d)	52.5	58.5	(10%)	55.3	58.6	(6%)
Total production (boe/d)	45,015	42,713	5%	44,341	41,382	7%

Production Mix
Light oil and NGL	14%	15%		15%	17%
Heavy oil	67%	62%		64%	60%
Natural gas	19%	23%		21%	23%

(1) Heavy oil sales volumes may differ from reported production volumes due to changes to the Company’s heavy oil inventory. For the three months ended December 31, 2010, heavy oil sales volumes were 363 bbl/d lower than production volumes (three months ended December 31, 2009 – 275 bbl/d higher). For the year ended December 31, 2010, heavy oil sales volumes were 36 bbl/d lower than production volumes (year ended December 31, 2009 – 91 bbl/d lower).

Production for the three months ended December 31, 2010 totaled 45,015 boe/d, as compared to 42,713 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production of 6,457 bbl/d for the fourth quarter of 2010 decreased from 6,541 bbl/d in the same period last year as light oil and NGL declines in conventional fields were approximately balanced by increases in light oil resource plays. Heavy oil production for the fourth quarter of 2010 increased by 13% to 29,808 bbl/d from 26,423 bbl/d in the same period last year primarily due to increased production from development programs and, to a lesser extent, the acquisition of producing assets. Natural gas production decreased by 10% to 52.5 mmcf/d for the fourth quarter of 2010, as compared to 58.5 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the year ended December 31, 2010 totaled 44,341 boe/d, as compared to 41,382 boe/d for the same period in 2009. Light oil and NGL production for the year ended December 31, 2010 decreased by 6% to 6,539 bbl/d from 6,937 bbl/d in the same period last year due to production declines in conventional fields in Alberta and British Columbia, partially offset by increasing production from light oil resource plays. Heavy oil production for the year ended December 31, 2010 increased by 16% to 28,585 bbl/d from 24,678 bbl/d in the same period last year primarily due to increased production from development programs and the acquisition of producing assets. Natural gas production decreased by 6% to 55.3 mmcf/d for the year ended December 31, 2010, as compared to 58.6 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the year ended December 31, 2010, the price of WTI fluctuated between a low of US$68.01/bbl and a high of US$92.19/bbl, as global markets showed sustained signs of recovery from the largest economic downturn since the Great Depression of the 1930s. As concerns over a “double-dip” United States recession began to fade, aided by the United States Federal Reserve’s announced second round of quantitative easing in November 2010, and the European Central Bank intervention in the emerging fiscal crises of some smaller members, markets refocused on the global recovery and renewed growth potential. Oil prices were buoyed by this improving economic climate and evidence of significant third and fourth quarter petroleum demand growth from China and other emerging economies. As a result, the average prompt WTI price in the fourth quarter of 2010 increased 12% to US$85.17/bbl, from US$76.19/bbl in fourth quarter of 2009. For the year ended December 31, 2010, the average prompt WTI price of US$79.53/bbl was 29% higher than the 2009 annual average of US$61.80/bbl.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 21% in the fourth quarter of 2010, compared to 21% in the third quarter of 2010 and 16% in the fourth quarter of 2009. This increased WCS discount was due, in large part, to transportation constraints resulting from service disruptions on key oil export pipelines, which temporarily curtailed oil shipments to United States mid-continent refineries and resulted in wider price differentials for all Canadian crude oil grades for September and October 2010 production. During the fourth quarter, these pipelines were repaired and deliveries resumed. During the year ended December 31, 2010, the heavy oil price differential averaged 18% as compared to 16% in 2009.

Natural Gas

For the three months ended December 31, 2010, AECO natural gas prices averaged $3.58/mcf, as compared to $4.23/mcf in the same period last year.  This was due to continued United States natural gas production increases and high natural gas storage levels. Canadian natural gas prices were further hindered by the increasing value of the Canadian dollar in 2010 versus the U.S. dollar during the quarter.  In 2010, the annual average AECO natural gas price of $4.13/mcf, which was essentially unchanged from 2009 ($4.14/mcf).

	Three Months Ended December 31			Years Ended December 31
	2010	2009	Change	2010	2009	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$85.17	$76.19	12%	$79.53	$61.80	29%
WCS heavy oil (US$/bbl) (2)	$67.05	$64.07	5%	$65.30	$52.14	25%
Heavy oil differential (3)	(21%)	(16%)		(18%)	(16%)
USD/CAD average exchange rate	0.9873	0.9467	4%	0.9708	0.8760	11%
Edmonton par oil ($/bbl)	$80.73	$76.73	5%	$77.81	$66.20	18%
AECO natural gas price ($/mcf) (4)	$3.58	$4.23	(15%)	$4.13	$4.14	-%

Baytex Average Sales Prices (6)
Light oil and NGL ($/bbl)	$68.07	$62.68	9%	$65.90	$54.25	21%
Heavy oil ($/bbl) (5)	$59.39	$62.44	(5%)	$60.08	$55.01	9%
Physical forward sales contracts gain (loss) ($/bbl)	0.71	(5.20)		(0.68)	(5.13)
Heavy oil, net ($/bbl)	$60.10	$57.24	5%	$59.40	$49.88	19%
Total oil and NGL, net ($/bbl)	$61.53	$58.31	6%	$60.61	$50.85	19%

Natural gas ($/mcf) (6)	$3.69	$4.64	(20%)	$4.22	$4.09	3%
Physical forward sales contracts gain ($/mcf)	0.15	0.23		0.10	0.26
Natural gas, net ($/mcf)	$3.84	$4.87	(21%)	$4.32	$4.35	(1%)

Summary
Weighted average ($/boe) (6)	$53.23	$55.15	(3%)	$53.75	$48.23	11%
Physical forward sales contracts gain (loss) ($/boe)	0.76	(3.44)		(0.36)	(3.23)
Weighted average, net ($/boe)	$53.99	$51.71	4%	$53.39	$45.00	19%

 (1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
 (2) WCS refers to the average posting price for the benchmark WCS heavy oil.
 (3) Heavy oil differential refers to the WCS discount to WTI.
 (4) AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.
 (5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6) Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivative contracts.

During the fourth quarter of 2010, Baytex’s average sales price for light oil and NGL was $68.07/bbl, up 9% from $62.68/bbl in the fourth quarter of 2009. Baytex’s realized heavy oil price during the fourth quarter of 2010, prior to physical forward sales contracts, was $59.39/bbl, or 87% of WCS. This compares to a realized heavy oil price in the fourth quarter of 2009, prior to physical forward sales contracts, of $62.44/bbl, or 92% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the fourth quarter of 2010 was $60.10/bbl, up 5% from $57.24/bbl in the fourth quarter of 2009. Baytex’s realized natural gas price for the three months ended December 31, 2010 was $3.69/mcf, prior to physical forward sales contracts, and $3.84/mcf inclusive of physical forward sales contracts (three months ended December 31, 2009 - $4.64/mcf prior to, and $4.87/mcf inclusive of, physical forward sales contracts).

For the year ended December 31, 2010, Baytex’s average sales price for light oil and NGL was $65.90/bbl, up 21% from $54.25/bbl in the year ended December 31, 2009. Baytex’s realized heavy oil price during the year of 2010, prior to physical forward sales contracts, was $60.08/bbl, or 89% of WCS. This compares to a realized heavy oil price in year ended December 31, 2009, prior to physical forward sales contracts, of $55.01/bbl, or 92% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the year ended December 31, 2010, was $59.40/bbl, up 19% from $49.88/bbl in the year ended December 31, 2009. Baytex’s realized natural gas price for the year ended December 31, 2010 was $4.22/mcf, prior to physical forward sales contracts, and $4.32/mcf inclusive of physical forward sales contracts (year ended December 31, 2009 - $4.09/mcf prior to, and $4.35/mcf inclusive of, physical forward sales contracts).

Revenue

	Three Months Ended December 31			Years Ended December 31
($ thousands except for %)	2010	2009	Change	2010	2009	Change
Oil revenue
Light oil and NGL	$40,439	$37,718	7%	$157,603	$137,379	15%
Heavy oil	162,807	140,587	16%	618,969	447,674	38%
Total oil revenue	203,246	178,305	14%	776,572	585,053	33%
Natural gas revenue	18,555	26,282	(29%)	87,116	93,918	(7%)
Total oil and gas revenue	221,801	204,587	8%	863,688	678,971	27%
Sales of heavy oil blending diluent	41,696	33,375	25%	141,448	110,772	28%
Total petroleum and natural gas sales	$263,497	$237,962	11%	$1,005,136	$789,743	27%

Petroleum and natural gas sales increased 11% to $263.5 million for the fourth quarter of 2010 from $238.0 million for the same period in 2009. During this period, the change was driven by a 16% increase in heavy oil revenues, which was comprised of a 5% increase in realized price and a 13% increase in sales volume compared to the three months ended December 31, 2009.

For the year ended December 31, 2010, petroleum and natural gas sales increased 27% to $1,005.1 million from $789.7 million for the same period in 2009. During this period, the change was driven by a 38% increase in heavy oil revenues, which was comprised of a 19% increase in realized price and a 16% increase in sales volume compared to the year ended December 31, 2009.

Royalties

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Royalties	$36,755	$40,367	(9%)	$162,332	$130,705	24%
Royalty rates:
Light oil, NGL and natural gas	19.0%	21.1%		20.5%	20.5%
Heavy oil	15.7%	19.2%		18.2%	18.7%
Average royalty rates (1)	16.6%	19.7%		18.8%	19.3%
Royalty expenses per boe	$8.95	$10.21	(12%)	$10.04	$8.67	16%

(1) Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Total royalties for the fourth quarter of 2010 decreased 9% to $36.8 million from $40.4 million in the fourth quarter of 2009. Total royalties for the fourth quarter of 2010 averaged 16.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 19.7% for the same period in 2009.

Royalties as a percentage of revenue for light oil, NGL and natural gas decreased in the current quarter compared to the fourth quarter of 2009 mainly due to a 21% decrease in realized natural gas price. Royalties as a percentage of revenue for heavy oil in the three months ended December 31, 2010 were lower than the same period in 2009 due to lower royalties for production at Seal and a lower Saskatchewan royalty rate for the Kerrobert Thermal Project.

Total royalties for the year ended December 31, 2010 increased 24% to $162.3 million from $130.7 million in the year ended December 31, 2009 as petroleum and natural gas sales increased 27%. Total royalties for the year ended December 31, 2010 averaged 18.8% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 19.3% for the same period in 2009.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Financial Derivative Contracts

	Three Months Ended December 31			Years Ended December 31
($ thousands)	2010	2009	Change	2010	2009	Change

Realized gain (loss) on financial derivative contracts(1)
Crude oil	$(800)	$7,609	$(8,409)	$7,609	$62,076	$(54,467)
Natural gas	3,657	351	3,306	11,322	3,565	7,757
Foreign currency	8,459	6,970	1,489	28,119	15,177	12,942
Interest rate	-	-	-	1,079	-	1,079
Total	$11,316	$14,930	$(3,614)	$48,129	$80,818	$(32,689)

Unrealized gain (loss) on financial derivative contracts(2)
Crude oil	$(23,717)	$(12,743)	$(10,974)	$(17,546)	$(77,093)	$59,547
Natural gas	(4,186)	1,458	(5,644)	(641)	(1,142)	501
Foreign currency	3,862	280	3,582	(9,261)	23,804	(33,065)
Interest rate	1,093	1,775	(682)	(10,746)	(379)	(10,367)
Total	$(22,948)	$(9,230)	$(13,718)	$(38,194)	$(54,810)	$16,616

Total gain (loss) on financial derivative contracts
Crude oil	$(24,517)	$(5,134)	$(19,383)	$(9,937)	$(15,017)	$5,080
Natural gas	(529)	1,809	(2,338)	10,681	2,423	8,258
Foreign currency	12,321	7,250	5,071	18,858	38,981	(20,123)
Interest rate	1,093	1,775	(682)	(9,667)	(379)	(9,288)
Total	$(11,632)	$5,700	$(17,332)	$9,935	$26,008	$(16,073)

(1)	Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.
(2)	Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

The total loss on financial derivative contracts for the fourth quarter was $11.6 million, as compared to a gain of $5.7 million in the fourth quarter of 2009. This includes realized gains of $11.3 million and unrealized mark-to-market losses of $22.9 million for the fourth quarter of 2010, as compared to $14.9 million in realized gains and $9.2 million in unrealized mark-to-market losses for the fourth quarter of 2009. The realized gain of $11.3 million for the three months ended December 31, 2010 is mainly due to the settlement of gains on favorable foreign currency and natural gas derivative contracts offset slightly by losses on crude oil derivative contracts. The unrealized mark-to-market losses of $22.9 million for the three months ended December 31, 2010 is due to higher crude oil prices and settlement of previously unrealized gains from natural gas contracts, offset by a strengthening in the Canadian dollar at December 31, 2010, as compared to September 30, 2010.

The total gain on financial derivative contracts for the year ended December 31, 2010 was $9.9 million, as compared to a gain of $26.0 million in the year ended December 31, 2009. This includes realized gains of $48.1 million and unrealized mark-to-market losses of $38.2 million for the year ended December 31, 2010, as compared to $80.8 million in realized gains and $54.8 million in unrealized mark-to-market losses for the same period in 2009. The realized gain of $48.1 million for the year ended December 31, 2010 is due to the settlement of gains on favorable foreign currency and commodity derivative contracts. The unrealized mark-to-market losses of $38.2 million for the year ended December 31, 2010 is due to settlement of previously unrealized gains from foreign currency swaps and commodity derivatives and a decrease in floating interest rates in the year ended December 31, 2010 as compared to December 31, 2009.

Details of the risk management contracts in place as at December 31, 2010, and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and year ended December 31, 2010.

Operating Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Operating expenses	$43,060	$44,682	(4%)	$171,740	$163,183	5%
Operating expenses per boe	$10.48	$11.30	(7%)	$10.62	$10.83	(2%)

Operating expenses for the fourth quarter of 2010 decreased to $43.1 million from $44.7 million for the same period of 2009 due to third party adjustments to previous periods and reductions in the cost of energy and services inputs. Operating expenses were $10.48 per boe for the fourth quarter of 2010, as compared to $11.30 per boe for the fourth quarter of 2009. For the fourth quarter of 2010, operating expenses were $9.73 per boe of light oil, NGL and natural gas and $10.87 per barrel of heavy oil, as compared to $12.73 and $10.44, respectively, for the fourth quarter of 2009.

Operating expenses for the year ended December 31, 2010 increased to $171.7 million from $163.2 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.62 per boe for the year ended December 31, 2010, as compared to $10.83 per boe for the same period in 2009. For the year ended December 31, 2010, operating expenses were $10.66 per boe of light oil, NGL and natural gas and $10.60 per barrel of heavy oil, as compared to $11.70 and $10.24, respectively, for the year ended December 31, 2009.

Transportation and Blending Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Blending expenses	$41,696	$33,375	25%	$141,448	$110,772	28%
Transportation expenses (1)	11,384	12,625	(10%)	47,143	48,582	(3%)
Total transportation and blending expenses	$53,080	$46,000	15%	$188,591	$159,354	18%
Transportation expense per boe (1)	$2.77	$3.19	(13%)	$2.92	$3.22	(9%)

(1) Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the fourth quarter of 2010 were $53.1 million, as compared to $46.0 million for the fourth quarter of 2009. Transportation and blending expenses for year ended December 31, 2010 were $188.6 million, as compared to $159.4 million for the year ended December 31, 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the fourth quarter of 2010, the blending cost was $41.7 million for the purchase of 5,225 bbl/d of condensate at $86.74 per barrel, as compared to $33.4 million for the purchase of 4,339 bbl/d at $83.60 per barrel for the same period last year. In the year ended December 31, 2010, the blending cost was $141.4 million for the purchase of 4,557 bbl/d of condensate at $85.05 per barrel, as compared to $110.8 million for the purchase of 4,240 bbl/d at $71.58 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses before blending costs were $2.77 per boe for the fourth quarter of 2010, as compared to $3.19 per boe for the same period of 2009. Transportation expenses were $0.85 per boe of light oil, NGL and natural gas and $3.76 per barrel of heavy oil in the fourth quarter of 2010, as compared to $0.73 and $4.70, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Transportation expenses before blending costs were $2.92 per boe for the year ended December 31, 2010, as compared to $3.22 per boe for the same period of 2009. Transportation expenses were $0.85 per boe of light oil, NGL and natural gas and $4.05 per barrel of heavy oil in 2010, as compared to $0.79 and $4.88, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Pgae 7 of 19

Operating Netback

	Three Months Ended December 31			Years Ended December 31
($ per boe except for % and volume)	2010	2009	Change	2010	2009	Change
Sales volume (boe/d)	44,652	42,988	4%	44,305	41,291	7%
Operating netback(1):
Sales price (2)	$53.99	$51.71	4%	$53.39	$45.00	19%
Less:
Royalties	8.95	10.21	(12%)	10.04	8.67	16%
Operating expenses	10.48	11.30	(7%)	10.62	10.83	(2%)
Transportation expenses	2.77	3.19	(13%)	2.92	3.22	(9%)
Operating netback before financial derivative contracts	$31.79	$27.01	18%	$29.81	$22.28	34%
Financial derivative contract gains (3)	2.75	3.78	(27%)	2.98	5.36	(44%)
Operating netback after financial derivative contracts	$34.54	$30.79	12%	$32.79	$27.64	19%

  (1) Operating netback table includes revenues and costs associated with sulphur production.
 (2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivative contracts reflect realized financial derivative contract gains (losses) only.

General and Administrative Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
General and administrative expenses	$10,747	$12,927	(17%)	$39,774	$35,006	14%
General and administrative expenses per boe	$2.62	$3.27	(20%)	$2.46	$2.32	6%

General and administrative expenses for the fourth quarter of 2010 decreased to $10.7 million from $12.9 million for the same period in 2009. This decrease is driven by $3.4 million of tax indemnification payments relating to our Trust Unit Rights Incentive Plan paid in the fourth quarter of 2009 offset by increases in salary costs, rent related to head office relocation and Corporate Conversion costs in the fourth quarter of 2010 compared to the same period in 2009. Excluding the tax indemnification payments identified above for the three months ended December 31, 2009, general and administrative expenses per boe would have been $2.41.

General and administrative expenses for the year ended December 31, 2010, increased to $39.8 million from $35.0 million for the same period in 2009. This increase consists of costs relating to our Income Tracking Unit Plan of $1.9 million, $1.2 million in tax indemnification payments relating to our Trust Unit Rights Incentive Plan (compared to $3.4 million in the year ended December 31, 2009), higher operating overhead recoveries in the year ended 2009 due to retroactive recoveries, as well as increased rent related to head office relocation and costs related to the Corporate Conversion as compared to the year ended December 31, 2009. Excluding the tax indemnification payments identified above, general and administrative expenses for the year ended December 31, 2010 would have been $2.39/boe (year ended December 31, 2009 - $2.10/boe).

Unit-Based Compensation Expense

Compensation expense related to our Trust Unit Rights Incentive Plan was $1.6 million for the fourth quarter of 2010, as compared to $1.6 million for the fourth quarter of 2009. For the year ended December 31, 2010, compensation expense related to our Trust Unit Rights Incentive Plan was $8.3 million, an increase of 30% compared to $6.4 million for the same period in 2009. This increase is the result of higher average fair values assigned to new unit rights granted.

Compensation expense associated with our Trust Unit Rights Incentive Plan is recognized in income over the vesting period of the unit rights with a corresponding increase in contributed surplus. The exercise of unit rights was recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the fourth quarter of 2010 increased to $6.8 million, as compared to $6.5 million in the fourth quarter of 2009. The increase was primarily attributable to a higher bank loan balance and prime lending rate compared to the fourth quarter of 2009.

Interest expense for the year ended December 31, 2010 decreased to $26.7 million, as compared to $32.7 million in the same period in 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance on August 26, 2009 of $150 million of 9.15% Series A senior unsecured debentures and the retirement on September 25, 2009 of US$179.7 million of 9.625% senior subordinated notes and US$0.2 million of 10.5% senior subordinated notes, partially offset by a higher bank loan balance and prime lending rate in 2010 compared to 2009.

Financing Charges

Financing charges for the three months and year ended December 31, 2010 were $0.2 million and $1.6 million, respectively, as compared to $0.3 million and $5.5 million in the three months and year ended December 31, 2009, respectively. This decrease in the year ended December 31, 2010 is due to lower fees associated with our revolving credit facilities and the issuance of $150.0 million of 9.15% Series A senior unsecured debentures on August 26, 2009.

Foreign Exchange

	Three Months Ended December 31			Years Ended December 31
($ thousands)	2010	2009	Change	2010	2009	Change
Unrealized foreign exchange gain	$(6,175)	$(4,259)	$(1,916)	$(8,999)	$(2,623)	$(6,376)
Realized foreign exchange loss (gain)	1,037	868	169	(149)	(20,201)	20,052
Total gain	$(5,138)	$(3,391)	$(1,747)	$(9,148)	$(22,824)	$13,676

Foreign exchange gain in the fourth quarter of 2010 was $5.1 million, as compared to a gain of $3.4 million in the fourth quarter of 2009. This gain was comprised of an unrealized foreign exchange gain of $6.2 million and a realized foreign exchange loss of $1.0 million. The fourth quarter unrealized gains of $6.2 million in 2010 and $4.3 million in 2009 were due to the translation of the US$180 million portion of our bank loan as the CAD/USD foreign exchange rates strengthened at December 31, 2010 (as compared to September 30, 2010) and December 31, 2009 (as compared to September 30, 2009). The current and prior quarter realized losses relate to US$ denominated financial derivative contract losses partially offset by day-to-day US$ denominated transactions.

Foreign exchange gain in the year ended December 31, 2010 was $9.1 million, as compared to a gain of $22.8 million in the year ended 2009. This gain was comprised of an unrealized foreign exchange gain of $9.0 million and a realized foreign exchange gain of $0.1 million. The unrealized gains of $9.0 million in 2010 and $2.6 million in 2009 were due to the translation of the US$180 million portion of our bank loan as the CAD/USD foreign exchange rates strengthened at December 31, 2010 (as compared to December 31, 2009) and December 31, 2009 (as compared to December 31, 2008). The current year realized gain relates to US$ denominated financial derivative contract gains and from day-to-day US$ denominated transactions, as compared to the prior year gain of $20.2 million which was mainly due to redemption of the US$ senior subordinated notes in September 2009.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the three months ended December 31, 2010 increased to $68.4 million from $67.0 million for the same period in 2009. On a sales-unit basis, the provision for the current quarter was $16.66 per boe, as compared to $16.94 per boe for the same quarter in 2009.

Depletion, depreciation and accretion for the year ended December 31, 2010 increased to $271.0 million from $237.2 million for the same period in 2009. On a sales-unit basis, the provision for the year ended December 31, 2010, was $16.76 per boe, as compared to $15.74 per boe for the same period in 2009.

Taxes

For the fourth quarter of 2010, current tax was a recovery of $1.7 million, as compared to an expense of $3.9 million for the fourth quarter of 2009. Current tax expense for the year ended December 31, 2010 was $8.5 million, $2.9 million lower than the year ended 2009. The lower current tax expense for both the three months and year ended December 31, 2010 is due to an out of period adjustment of $4.0 million related to Saskatchewan resource surcharge tax.

For the fourth quarter of 2010, future tax recovery totaled $19.6 million, as compared to a future tax recovery of $4.2 million for the fourth quarter of 2009. For the year ended December 31, 2010, future tax recovery totaled $32.1 million, as compared to a future tax recovery $30.5 million for the year ended 2009. The increase in future tax recovery is primarily due to higher distributed earnings in the current year, offset by higher operating income.

As at December 31, 2010, future income tax liability was $15.4 million (December 31, 2009 - $186.6 million). In May 2010, Baytex acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future income tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

Tax Pools

During 2010 and 2009, Baytex was organized as a Mutual Fund Trust for Canadian income tax purposes. Partially as a result of tax deductions taken for distributions paid to unitholders in 2010 and 2009, no material Canadian cash tax expense, other than the Saskatchewan resource surcharge, was payable by Baytex. Following the conversion from a trust structure to a corporate legal form on December 31, 2010, Baytex will not be entitled to a deduction from Canadian taxable income for its distributions, nor will a deduction be available for future dividends. As such it is likely that cash income tax expense attributable to our Canadian operations will be higher in future. Baytex has accumulated the Canadian and U.S. tax pools as noted in the table below which will be available to reduce future taxable income. Our cash income tax liability is dependant upon many factors, including the prices at which we sell our production, available income tax deductions, and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook and a projected production and cost levels, Baytex does not expect to become liable for Canadian income tax, other than the Saskatchewan resource surcharge, until 2012. The income tax pools detailed below are deductible at various rates as prescribed by law.

($ thousands)	December 31, 2010	December 31, 2009
Canadian Tax Pools
Canadian oil and gas property expenditures	$286,879	$299,220
Canadian development expenditures	234,836	189,791
Canadian exploration expenditures	9,716	-
Undepreciated capital costs	236,192	241,071
Non-capital losses	773,396	19,470
Finance costs	10,334	169
Total Canadian tax pools	$1,551,353	$749,721

U.S. Tax Pools
Taxable depletion	$117,765	$148,031
Intangible drilling costs	35,000	9,182
Tangibles	13,048	3,686
Non-capital losses	64,541	4,178
Total U.S. tax pools	$230,354	$165,077

Net Income

Net income for the fourth quarter of 2010 was $57.6 million, as compared to a net income of $28.0 million for the fourth quarter of 2009. Revenues, net of royalties, increased $29.1 million or 15% in the three months ended December 31, 2010, as compared to the same period in 2009. In addition, foreign exchange gains and income tax recoveries increased net income by $1.7 million and $21.0 million, respectively, in the fourth quarter of 2010 compared to the same period in 2009. These increases were partially offset by the change in financial derivative contracts of $17.3 million and depletion and accretion expenses of $1.4 million for the fourth quarter of 2010, as compared to the same period in 2009.

Net income for the year ended December 31, 2010, was $177.6 million, as compared to net income of $87.6 million for the year ended December 31, 2009. Revenues, net of royalties, increased $183.8 million or 28% in the year ended December 31, 2010, as compared to the same period in 2009. In addition, lower interest expense and financing charges in 2010 also increased net income by $6.0 million and $3.9 million, respectively, in the year ended December 31, 2010, as compared to same period in 2009. These increases were partially offset by operating costs of $8.6 million, foreign exchange of $13.7 million and depletion and accretion of $33.8 million for the year ended December 31, 2010, as compared to the same period in 2009.

Other Comprehensive Loss

The Company’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date, while revenues and expenses are translated using the average exchange rate for the three months and year ended December 31, 2010. Translation gains and losses are deferred and included in other comprehensive income in shareholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $10.7 million in the year ended December 31, 2010 resulted in a balance of $14.6 million in accumulated other comprehensive loss at December 31, 2010.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DISTRIBUTIONS OR DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a Canadian GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Years Ended
($ thousands except for %)	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cash flow from operating activities	$109,601	$126,255	$111,226	$441,438	$303,162
Change in non-cash working capital	14,376	(14,125)	(14,038)	9,967	27,878
Asset retirement expenditures	799	656	156	2,778	1,146
Funds from operations	$124,776	$112,786	$97,344	$454,183	$332,186
Cash distributions declared, net of DRIP	$48,126	$45,795	$37,286	$189,824	$137,601
Payout ratio	39%	41%	38%	42%	41%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash distributions declared, net of DRIP participation, of $48.1 million for the fourth quarter of 2010 were funded through funds from operations of $124.8 million. Cash distributions declared, net of DRIP participation, of $189.8 million for the year ended December 31, 2010 were funded through funds from operations of $454.2 million The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Years Ended
($ thousands except for %)	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cash flow from operating activities	$109,601	$126,255	$111,226	$441,438	$303,162
Cash distributions declared, net of DRIP	48,126	45,795	37,286	189,824	137,601
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	$61,475	$80,460	$73,940	$251,614	$165,561

Net income	$57,589	$35,061	$27,956	$177,631	$87,574
Cash distributions declared, net of DRIP	48,126	45,795	37,286	189,824	137,601
Excess (shortfall) of net income over cash distributions declared, net of DRIP	$9,463	$(10,734)	$(9,330)	$(12,193)	$(50,027)

It is Baytex’s long-term operating objective to substantially fund cash dividends and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash dividends. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash dividends and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at December 31, 2010, Baytex had approximately $246.2 million in available undrawn credit facilities to fund any such shortfall. As a result of our semi-annual borrowing base review, and following the completion of an acquisition, subsequent agreements effective January 1, 2011 and February 17, 2011 provided an additional $100.0 million in available credit facilities.

For the three months ended December 31, 2010, the Company’s net income was greater than cash distributions declared (net of DRIP) by $9.5 million, with net income reduced by $52.0 million for non-cash items. For the year ended December 31, 2010, the Company’s net income was less than cash distributions declared (net of DRIP) by $12.2 million, with net income reduced by $263.8 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	December 31, 2010	December 31, 2009
Bank loan	$303,773	$265,088
Convertible debentures	-	7,736
Long-term notes	150,000	150,000
Working capital deficiency	48,417	51,452
Total monetary debt	$502,190	$474,276

At December 31, 2010, total monetary debt was $502.2 million, as compared to $474.3 million at December 31, 2009. Bank borrowings at December 31, 2010 were $303.8 million, as compared to total credit facilities of $550.0 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. (“Baytex Energy”), has established credit facilities with a syndicate of financial institutions. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, Baytex Energy reached agreement with its lending syndicate to amend its revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets. The weighted average interest rate on our bank loan for the year ended December 31, 2010 was 4.60% (December 31, 2009 – 4.42%).

A subsequent agreement effective January 1, 2011 was reached between Baytex Energy and its lending syndicate to increase the amount of the credit facilities to $625 million (from $550 million), to decrease its margins on advances based on the prime lending rate, bankers’ acceptance rates or LIBOR rates and to decrease standby fees. The credit facilities were further increased to $650 million (from $625 million) effective February 17, 2011.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy of the credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009, July 15, 2010, August 31, 2010, January 10, 2011 and February 24, 2011).

Subsequent to year-end, on February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on our credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

Pursuant to various agreements with our lenders, we are restricted from making dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under the Series A or Series B senior unsecured debentures and the credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended December 31		Years Ended December 31
($ thousands)	2010	2009	2010	2009
Land	$4,062	$3,799	$17,908	$13,514
Seismic	215	264	569	2,222
Drilling and completion	41,851	32,896	157,464	113,959
Equipment	9,004	8,512	61,200	26,164
Other	43	-	(162)	1,185
Total exploration and development	$55,175	$45,471	$236,979	$157,044

Corporate acquisition	-	-	40,914	-
Property acquisitions	4,846	37,143	24,763	133,155
Property dispositions	(896)	(60)	(19,033)	(78)
Total oil and gas expenditures	59,125	$82,554	283,623	$290,121
Corporate assets	166	4,204	8,457	7,050
Total capital expenditures	$59,291	$86,758	$292,080	$297,171

Shareholders’ Equity

On December 31, 2010, all of the outstanding trust units of the Trust were exchanged for common shares of Baytex on a one-for-one basis in connection with the Corporate Conversion.

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at March 1, 2011, the Company had 114,709,978 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of December 31, 2010, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$179,269	$179,269	$-	$-	$-
Distributions payable to unitholders	22,742	22,742	-	-	-
Bank loan (1)	303,773	-	303,773	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Operating leases	55,645	5,667	11,435	12,284	26,259
Processing and transportation agreements	4,207	3,175	1,006	26	-
Total	$715,636	$210,853	$316,214	$12,310	$176,259

(1) The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2) Principal amount of instruments.

Baytex also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at December 31, 2010 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and year ended December 31, 2010.

QUARTERLY FINANCIAL INFORMATION
	2010				2009
($ thousands, except per common share or trust unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Petroleum and natural gas sales	263,497	238,293	241,564	261,782	237,962	208,206	193,239	150,336
Net income (loss)	57,589	35,061	33,027	51,954	27,956	40,657	27,451	(8,490)
Per common share or trust unit - basic	0.51	0.31	0.30	0.47	0.26	0.38	0.26	(0.09)
Per share or trust unit - diluted	0.49	0.30	0.29	0.46	0.25	0.37	0.26	(0.09)

CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

In 2006, Canada’s Accounting Standards Board (the “AcSB”) ratified a strategic plan to converge Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) with International Financial Reporting Standards (“IFRS”) by 2011 for publicly accountable entities. On February 13, 2008 the AcSB confirmed that IFRS would replace Canadian GAAP for public companies beginning January 1, 2011. As a result, Baytex will issue financial statements under IFRS in 2011.

Convergence of Canadian GAAP with IFRS

IFRS replaces Canadian GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises are required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of 2010 amounts reported by Baytex, including the opening balance sheet as at January 1, 2010. Baytex expects that IFRS will not have a major impact on the Company’s operations or strategic decisions.

Management continues to monitor new IFRS and amendments to existing IFRS that may impact the adoption of IFRS by Baytex in 2011. Our IFRS financial statements for the year ending December 31, 2011 must use the standards that are in effect on December 31, 2011, and therefore our IFRS accounting policies will only be finalized when our first annual IFRS financial statements are prepared for the year ending December 31, 2011.

Management has not yet finalized the quantification of the impact on Baytex’s 2010 financial statements. Baytex continues to draft IFRS compliant financial statements and develop the corresponding accounting entries to comply with the proposed IFRS accounting policies. The various accounting policy choices and results remain subject to further review by management. The IFRS implementation will continue into 2011 and will conclude with the issuance of the first quarter financial statements of 2011. The Company’s external auditors are expected to continue to review draft IFRS accounting policies and the IFRS 2010 comparative periods during the first few months of 2011.

Management expects to apply the following accounting policies under IFRS. The adjustments and resulting IFRS amounts are unaudited and subject to change.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Baytex expects to apply the following exemptions:

Property, Plant and Equipment, (“PP&E”) – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production (“D&P”) phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date.

Asset retirement obligations –  Decommissioning provisions, included in the cost of PP&E, are measured as at January 1, 2010 in accordance with International Accounting Standards (“IAS”) 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at  January 1, 2010 determined under Canadian GAAP are recognized directly in deficit.

Business combinations – IFRS 1 permits the use of IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2 (“Share-Based Payments”) to liabilities arising from share-based payment transactions that were settled before the Company’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition. Under Canadian GAAP, accumulated other comprehensive loss amounts are composed entirely of currency translation adjustments on self-sustaining foreign operations. Under IFRS, the Company has elected to deem cumulative translation differences as $nil at January 1, 2010. At January 1, 2010, this has resulted in an increase in other comprehensive income and deficit of $3.9 million.

Borrowing Costs – IFRS 1 allows application of the IAS 23 (“Borrowing Costs”) to borrowing costs related to qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

Leases - International Financial Reporting Interpretations Committee 1, “Determining whether an Arrangement contains a Lease” transition rules allow determination of whether any existing arrangement at January 1, 2010 contains a lease on the basis of the facts and circumstances existing at that date.

Estimated Impact on Reported Financial Position

The following information summarizes the key transitional adjustments required for the January 1, 2010 opening balance sheet on adoption of IFRS. These amounts will be impacted by the deferred tax effect of the IFRS adjustments.

(thousands of Canadian dollars) (unaudited)	Canadian GAAP	IFRS Adjustments	IFRS
Current assets	179,539	(1,371)	178,168
Non-current assets	1,704,466	1,371	1,705,837
	1,884,005	-	1,884,005
Current liabilities	486,324	(1,329)	484,995
Non-current liabilities	385,684	161,834	547,518
Unitholders’ Equity	1,011,997	(160,505)	851,492
	1,884,005	-	1,884,005

Exploration and Evaluation (“E&E”) expenditures – On transition to IFRS, Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.

Under the IFRS 1 election, Baytex has measured exploration and evaluation assets at the amount determined under the entity’s previous GAAP resulting in $124.6 million reclassified from oil and gas properties to exploration and evaluation assets.

Depletion expense – Under Canadian GAAP depletion was calculated on a unit of production basis using proved reserves at the country level.  Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. Baytex will calculate depletion calculation using proved plus probable reserves at an area level.

Derecognition of D&P assets – Under Canadian GAAP, full cost accounting gains and losses were not recognized upon disposition of oil and gas assets unless such a disposition would alter the rate of depletion by 20% or more. Under IFRS, gains and losses are recognized based on the difference between the net proceeds from the disposition and carrying value.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP. Impairment calculations will be performed at the cash generating unit (“CGU”) level using fair values of the PP&E assets. Baytex anticipates using discounted proved plus probable reserve values for impairment tests of PP&E. Under Canadian GAAP, estimated future cash flows used to assess impairments are not discounted. As such, impairment losses may be recognized earlier under IFRS than under Canadian GAAP. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Baytex has allocated the property, plant and equipment amount recognized under Canadian GAAP as at January 1, 2010 to the assets at CGU level using reserve values calculated using the discounted net cash flows. There is no change in the overall net book value of our PP&E as no IFRS impairments are expected at January 1, 2010.

Decommissioning provisions – Under IFRS, Baytex will use a risk-free interest rate to discount the estimated fair value of its asset retirement obligations and the related PP&E. Under Canadian GAAP, the Company uses a credit-adjusted interest rate. A lower discount rate will increase the asset retirement obligation liability. In addition, under IFRS, asset retirement obligations are measured using the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date with the corresponding adjustment to the cost of the related PP&E. Existing liabilities under Canadian GAAP are not re-measured using current discount rates.

Under Canadian GAAP, the Company’s decommissioning provision is recorded using the credit-adjusted risk free rate of 8.0%. Under IFRS, the Company’s decommissioning provision is recorded using the risk-free rate of 4.0%. Under IFRS, an additional liability of $87.3 million has been recognized with an offsetting charge to deficit at January 1, 2010.

Unit-based compensation – Under IFRS, prior to the conversion to a corporation, the obligation associated with the Trust Unit Rights Incentive Plan is considered a liability and the fair value of the liability is re-measured at each reporting date and at settlement date. Any changes in fair value are recognized in profit or loss for the period. Under Canadian GAAP, the obligation associated with the Trust Unit Rights Incentive Plan is considered to be equity-based and the related unit-based compensation is calculated using the binomial-lattice model to estimate the fair value of the outstanding rights at grant date. The exercise of unit rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus. Re-measuring the fair value of the obligation each reporting period for periods prior to the conversion to a corporation will increase the unit-based payment liability, unitholders’ capital and compensation expense recognized. The modification that converts the outstanding rights to acquire trust units to rights to acquire common shares in connection with the Corporate Conversion effectively changes the related classification to equity-settled. The expense recognized from the date of modification over the remainder of the vesting period is determined based on the fair value of the reclassified equity awards at the date of the modification.

At January 1, 2010 under IFRS, an additional unit-based payment liability of $69.4 million and a decrease of $20.4 million in contributed surplus is offset by a $49.0 million charge to deficit.

Convertible debentures - Under IFRS, the conversion feature of the convertible debentures has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the instrument are recognized in the statement of comprehensive income. If the debentures are converted to trust units, the fair value of the conversion feature under financial derivative liability is reclassified to unitholders’ or shareholders’ capital along with the principal amounts converted. Under Canadian GAAP, the convertible debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ or shareholders’ equity. The debt portion accreted up to the principal balance at maturity. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity were reclassified to unitholders’ capital along with principal amounts converted.

At January 1, 2010 under IFRS, an additional financial derivative liability of $7.4 million, an increase of $33.4 million in unitholders’ equity, a decrease of $0.4 million in conversion feature of convertible debentures has been recognized with the offsetting $40.4 million increase in deficit.

Trust Units Classification – IFRS prescribes the principles for determining the classification of the financial instruments as debt or equity. Under Canadian GAAP Baytex’s trust units were considered permanent equity and included within unitholders’ capital.  Under IFRS, the trust units are considered puttable financial instruments however a specific exemption for trust units specifies they are classified as permanent equity within unitholders’ capital.  Although Baytex converted to a corporation on December 31, 2010, Baytex was required to determine if it met the criteria for this exemption to conclude on the appropriate presentation for the pre-conversion period.  Baytex has assessed that the application of IFRS principles and standards to Baytex’s trust units results in their treatment as equity.

Income taxes – Under IFRS, future income taxes are required to be presented as non-current deferred tax assets and liabilities. In transitioning to IFRS, the Company’s deferred tax liability will be impacted by the tax effects resulting from the IFRS adjustments.

Internal Controls Over Financial Reporting

Along with review of the accounting policy choices and analysis, assessments are also made to determine the changes required to internal controls over financial reporting.  The internal controls documentation will continue to be updated to reflect changes in accounting polices and appropriate additional controls and procedures for reporting under IFRS.

Disclosure controls and procedures

Throughout the transition process, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available. Management anticipates disclosure in investor presentations and in shareholder publications during 2011 to explain differences between the historical Canadian GAAP statements and the IFRS statements.

Information Technology Systems

The most significant information systems challenges for the IFRS conversion were ensuring the Company had the ability to track its IFRS adjustments in the year of transition and that new IFRS reports could be produced to facilitate the preparation of IFRS financial statements. The Company has successfully tested its ability to track IFRS adjustments for its 2010 comparative periods and has successfully implemented the modifications required to existing and new reports to facilitate the preparation of the increased note disclosure required under IFRS.

Baytex is unable to quantify the full impact on the financial statements of adopting IFRS; however the company has disclosed certain expectations above based on information known to date. Certain items may be subject to change based on facts and circumstances as they arise after the date of this MD&A.

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of The Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; our ability to utilize our tax pools to reduce or potentially eliminate our taxable income for the initial period post-conversion;  the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; the existence, operation, and strategy of our risk management program; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.